

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2023

David Urso
Chief Executive Officer
MEI Pharma, Inc.
11455 El Camino Real, Suite 250
San Diego, California 92130

> **Re: MEI Pharma, Inc.**
> **Preliminary Consent Revocation Statement on Schedule 14A filed September 15, 2023**
> **File No. 000-50484**

Dear David Urso:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Preliminary Consent Revocation Statement on Schedule 14A filed September 15, 2023

General

1. Disclosure in several locations indicates that "the Anson and Cable Car Group is opportunistically trying to wrest control of the Company from you and your duly elected Board without paying an appropriate control premium." The reference to a control premium suggests that the Anson and Cable Car Group is attempting to acquire share capital as opposed to exercising stockholder rights to seek written consents to remove the existing board. We are unaware of any legal requirement that obligates a non-management party to pay a control premium, or any proxy or consent solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies or written consents paid a control premium or made another payment to security holders, in exchange for a vote or consent in favor of its candidates. Please refrain from creating the impression that a payment is legally or otherwise required in light of the Exchange Rule 14a-9 proscription against omissions of material fact

necessary to make the statements made in light of the circumstances under which they are made not false or misleading.

2. Disclosure indicates that "[i]f the Anson and Cable Car Group's director removal proposal was valid and they obtained the required written consents to remove the members of the Board, it would create a sudden and significant disruption in the governance function of the Company and *our Company could have no directors to oversee business operations*." We note disclosure in the Anson and Cable Car Group's revised preliminary consent statement filed on August 4, 2023 that were they to "successfully remove some or all of the current directors, [the Anson and Cable Car Group] would expect any remaining directors and/or the removed directors to work constructively with [them] to reconstitute the Board expeditiously." Please expand the company's disclosure to explain its understanding as to whether, following a successful consent solicitation by the Anson and Cable Car Group, the current board would be immediately removed, or alternatively, if true, that such directors would remain in place until such time as they had appointed replacement directors in cooperation and in consultation with the Anson and Cable Car Group, as suggested by the Group's disclosure.

3. Refer to the following statement in the disclosure:

   - "The Anson and Cable Car proposals are designed in furtherance of their single-minded agenda to obtain the Company's cash as quickly as possible regardless of the opportunity cost to the Company's potential value-creating clinical development programs."

   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the consent revocation statement or provided to the staff on a supplemental basis. If the company is unable to provide support for such statement, please remove it from the disclosure. There currently is no disclosure in the company's preliminary consent revocation statement that provides any reasonable basis for the statement above.

4. Disclosure states that "[t]he Consent Solicitation does a disservice to all stockholders…by bypassing processes well-established in law and well-considered in practice to oversee the business strategy and business affairs of the Company. The Company has an Annual General Meeting upcoming at which it will again provide stockholders with an established mechanism to exercise oversight and control of the Board pursuant to the established provisions of Delaware law." It is our understanding that the annual meeting could only result in the replacement of a select number of directors given that the board is classified. As such, the above statement's reference to a "disservice" by "bypassing processes" and that stockholders will be able to "exercise oversight and control of the Board" appears to provide an inaccurate comparison of the impacts and effects of the Anson and Cable Car Group's consent solicitation to remove all current directors on the board and the annual meeting for the election, and potential replacement, of one class of directors. Please

revise to clarify or remove this statement.

5. Disclose the basis for the company's belief that the Anson and Cable Car Group's consent solicitation is invalid under Delaware law.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Justin W. Chairman